Contact

www.linkedin.com/in/danabrown7
(LinkedIn)
www.sbs.ox.ac.uk/achilles (Other)
www.alfafellowship.co.uk/ (Other)

Top Skills

Strategic Thinking
Higher Education Leadership
Corporate Social Responsibility

Dana Brown

Global Higher Education Leader | Board Director | Professor
Ottawa, Ontario, Canada

Summary

Global higher education leader with 20+ years experience as an academic and senior leader fostering innovation and partnerships to develop the talent that the world needs.

Experience

Carleton University
4 years 9 months

Professor - Global Business and Entrepreneurship
September 2023 - Present (7 months)

Dean, Sprott School of Business
July 2019 - September 2023 (4 years 3 months)
Ottawa, Canada Area

Lucky Iron Life
Chair of the Board
October 2021 - Present (2 years 6 months)
Ontario, Canada

Warm Heart Worldwide, Inc.
President of The Board
January 2020 - Present (4 years 3 months)

Vedica Scholars Programme for Women
Governing Council Member
June 2017 - Present (6 years 10 months)
New Delhi Area, India

Business School Association Canada
Board Member
2019 - September 2023 (4 years)

De Montfort University (DMU)

Pro Vice Chancellor (Enterprise) and Dean, Faculty of Business and Law
February 2016 - June 2019 (3 years 5 months)
Leicester, United Kingdom

Cultural Vistas
Recruiter/Advisor, Alfa Fellowship Program in Russia
2008 - March 2019 (11 years)
Oxford/New York/Moscow

Saïd Business School, University of Oxford
10 years 8 months

Director of the MBA
October 2013 - February 2016 (2 years 5 months)

Associate Fellow
August 2010 - September 2013 (3 years 2 months)

University Lecturer, International Business
July 2005 - August 2010 (5 years 2 months)

EMLYON Business School
3 years 3 months

Professor in Strategic Management
August 2010 - October 2013 (3 years 3 months)

Academic Director, International Executive DBA Program
September 2012 - September 2013 (1 year 1 month)

Lady Margaret Hall, Oxford University
Fellow of Management and Tutor for Visiting Students
September 2005 - August 2010 (5 years)

Instituto de Empresa
Visiting Professor
May 2009 - July 2009 (3 months)

Rutgers University
Director, Academic Center
1997 - 1999 (2 years)

Education

Massachusetts Institute of Technology
Ph.D., Political Science · (2000 - 2005)

Meyler Campbell
Business Coach Program · (2013 - 2014)

University of Oxford
M.Phil., Russian and East European Studies · (1994 - 1996)

Rutgers University
BA, Political Science and Slavic Languages · (1989 - 1994)

University of Exeter
Visitor, Russian · (1991 - 1992)